Exhibit 12.1

XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Years ended December 31,
	2002	2003	2004
Fixed Charges:
Capitalized interest	$—	$4,799	$31,778
Interest expensed	63,573	110,349	85,757
Portion of rent expense representative of interest (1)	6,646	7,517	5,936

Total fixed charges	$70,219	$122,665	$123,471

Earnings:
Loss before income taxes	(495,012)	(584,535)	(615,051)
Fixed charges, less capitalized interest	70,219	117,866	91,693
Depreciation and write-off of capitalized interest	9,136	11,058	11,058

Earnings (loss) adjusted for fixed charges	$(415,657)	$(455,611)	$(512,300)
Ratio of earnings (loss) to combined fixed charges	—	—	—
Deficiency in earnings to cover fixed charges	$485,876	$578,276	$635,771

(1)	One-third of rent expense is deemed to be representative of interest.